

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

David E. Adante, Chief Financial Officer
The Davey Tree Expert Company
1500 North Mantua Street
P.O. Box 5193
Kent, Ohio 44240

> **Re: The Davey Tree Expert Company**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 9, 2012**
> **File No. 000-11917**

Dear Mr. Adante:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Notes to Consolidated Financial Statements

Note J – Self-Insurance Accruals, page F-17

1. We note that you discount your worker's compensation accrual using the discount rates summarized in the table. We also note that your accounting policy for self-insurance accruals in Note B (page F-9) does not address the accounting treatment in discounting this liability, including why management believes discounting is appropriate and how the discount rates are determined.   Staff Accounting Bulletin Topic 5N provides guidance with respect to discounting claim liabilities related to short-duration insurance contracts.   In addition, please also refer to ASC Topics 410-30-35-12 and 450-20-s99-1 for additional guidance on discounting liabilities. In this regard, please tell us why management believes discounting your worker's compensation liability is appropriate, and specifically address if

the amounts and timing of its cash payments are fixed or reliably determinable as well as how you determine the discount rates.   Assuming a satisfactory response, please also expand your self-insurance accounting policy to describe the accounting treatment in detail.

Note V – Quarterly Results of Operations (Unaudited), page F-40

2. As your consolidated statement of operations does not reflect a gross profit measure of performance, we presume you present a gross profit caption (and amount) based on the supplementary financial disclosure guidance provided in Item 302(a)(1) of Regulation S-K. In your situation, it appears gross profit would be revenues less costs and expenses associated directly with or allocated to services rendered.   As your consolidated statement of operations solely discloses a single performance measure, income (loss) from operations, it is unclear how you derived the gross profit measure of performance.   Please expand the disclosure to clearly describe how you define and compute this measure of performance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or Joe Foti, Senior Assistant Chief Accountant, at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief